Mail Stop 4561
Via Fax (816) 474-1742

May 28, 2010

Marc Naughton
Executive Vice President,
Senior VP and Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
Kansas City, MO 64117

> **Re: Cerner Corporation**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed on February 22, 2010**
> **File No. 000-15386**

Dear Mr. Naughton:

     We have reviewed the above-referenced filing and have the following comment. We have no further comment on your response letter dated May 14, 2010 in connection with the above-referenced filing.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference to Definitive Proxy Statement Filed April 16, 2010)

Compensation Discussion and Analysis, page 14

Performance-Based Cash Incentive Compensation, page 16

1.   You disclose that the named executive officers would earn up to 25% of the targeted cash bonus amount based on individual performance ratings. Please expand your disclosure to provide additional detail regarding the individual performance objectives used to determine bonus awards for each of your named executive officers. Include an analysis of how the individual performance ratings contributed to actual compensation for each of the named executed officers. See Item 402(b)(2)(vii) of Regulation S-K.

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You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief